

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Mariano Tannenbaum
Chief Financial Officer
Arcos Dorados Holdings Inc.
Río Negro 1338, First Floor
Montevideo, Uruguay 11100

> **Re: Arcos Dorados Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-35129**

Dear Mariano Tannenbaum:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services